PROSPECTUS SUPPLEMENT No. 1 (to prospectus dated July 7, 2009)	Filed pursuant to Rule 424(b)(3) Registration Number 333-159467

USA TECHNOLOGIES, INC.

Up to 7,500,000 Shares of Common Stock and
Warrants to purchase up to 7,500,000 Shares of Common Stock
Issuable Upon Exercise of Rights to Subscribe for such Shares and Warrants

This prospectus supplement no.1 supplements our prospectus, dated July 7, 2009, or the “original prospectus,” relating to the distribution, at no charge to the holders of our common stock as of 5:00 p.m., New York City time, on July 10, 2009, and at no charge to two of our warrant holders who are entitled to participate in this rights offering pursuant to the terms of the warrants held by such warrant holders, transferable subscription rights to subscribe for shares of our common stock and attached warrants to purchase additional shares of our common stock. The original prospectus should be read subject to the information provided in this prospectus supplement. We refer to the original prospectus and this prospectus supplement together as the “prospectus”. The subscription rights offering commenced on July 13, 2009 and the subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on July 31, 2009, which date may be extended for up to an additional 30 trading days in our sole discretion.

On July 17, 2009, we reduced the subscription price of the transferable subscription rights from $2.50 per right to $2.00 per right. As a result of this reduction, the exercise price of each warrant issuable upon exercise of the subscription rights has been reduced from $2.75 per share to $2.20 per share of common stock.

Holders of the transferable subscription rights who have already exercised their rights at $2.50 per right will be considered to have exercised their subscription rights at $2.00 per right and will receive an appropriate refund, without interest, as soon as practicable after the subscription rights offering has expired and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected.

Investing in our securities involves a high degree of risk.  In addition, your holdings in our company will be diluted if you do not exercise the full amount of your basic subscription rights.  See “Risk Factors” beginning on page 16 of the prospectus.

Our common stock is quoted on the NASDAQ Global Market under the symbol “USAT.”  The shares of common stock issued in this rights offering and pursuant to the terms of the warrants will also be quoted on the NASDAQ Global Market under the same symbol.  The last reported sale price of our common stock on July 20, 2009 was $2.29 per share.  The subscription rights are transferable during the course of the subscription period, and the subscription rights are currently trading on the NASDAQ Global Market under the symbol “USATR.”  The last reported sale price of our subscription rights on July 20, 2009 was $0.17 per right. The warrants to be issued pursuant to this offering are separately transferable following their issuance through their expiration date of December 31, 2011, and we have been advised by NASDAQ that the warrants will be traded on the NASDAQ Global Market under the symbol “USATW.”

Pursuant to the terms of this subscription rights offering, the subscription rights may only be exercised for a maximum of 7,500,000 shares and related warrants, or $15,000,000 of subscription proceeds.

	Per Share	Total(2)

Subscription Price	$2.00	$15,000,000

Dealer Manager Fee(1)	$0.12	$900,000

Proceeds, Before Expenses, to us	$1.88	$14,100,000
 _____________________

(1)
In connection with this rights offering, we have agreed to pay William Blair & Company, L.L.C. and Maxim Group LLC, the dealer-managers for this offering, a fee equal to 3% of the gross proceeds of this offering and a non-accountable expense allowance equal to 3% of the gross proceeds of this offering.  We will also grant to the dealer-managers a warrant to purchase 4% of the shares of our common stock sold in this offering at an exercise price of $2.20 per share, or 110% of the subscription price.

(2)	Assumes that this rights offering is fully subscribed for and that the maximum offering amount is $15,000,000 of subscription proceeds.

This is not an underwritten offering.  The dealer managers have agreed to use their reasonable efforts to advise and assist us in our efforts to solicit subscriptions of the rights distributed to holders of our common stock, but the dealer managers are not underwriting the offering and they have no obligation to purchase or procure purchases of the common stock offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

Dealer-Managers

William Blair & Company	Maxim Group LLC

The date of this prospectus supplement no. 1 is July 21, 2009

This prospectus supplement no. 1 supplements our prospectus dated July 7, 2009, and reflects the reduction of the exercise price of the transferable subscription rights from $2.50 per right to $2.00 per right, the resulting reduction in the exercise price of the warrants issuable upon exercise of the subscription rights from $2.75 to $2.20 per share, and the increase in the total number of subscription rights, and the total number shares and warrants issuable upon exercise of such subscription rights, from 6,000,000 to 7,500,000.

The second question on page 6 of the prospectus under the section entitled Questions and Answers About the Rights Offering is hereby deleted and the following new question substituted in its place:

Q: How was the $2.00 per share subscription price established?

A:           The subscription price per share for the rights offering was set by our board of directors. The price per share established by our board of directors was based on the range between 90% of the five-day volume weighted average price per share of our common stock, or VWAP, as of July 16, 2009, and 115% of the 20-day VWAP as of July 16, 2009. The actual subscription price of $2.00 is just outside of the lower range of this formula. In determining the subscription price, our board of directors considered, among other things, our cash needs, the historical and current market price of our common stock, the fact that holders of subscription rights will have an over-subscription right, the terms and expenses of this offering relative to other alternatives for raising capital (including fees payable to the dealer-manager and our advisors), the size of this offering and the general condition of the securities market.  Based upon the factors described above, our board of directors determined that the subscription price per share represented an appropriate subscription price.

The Dilution section on page 43 of the prospectus is hereby deleted and the following new Dilution section substituted in its place:

DILUTION

Purchasers of our common stock in the rights offering (and upon exercise of the warrants issued pursuant to this rights offering) will experience an immediate dilution of the net tangible book value per share of our common stock.  Our net tangible book value as of March 31, 2009 was approximately $9,924,763, or $0.65 per share of our common stock (based upon 15,336,722 shares of our common stock outstanding).  Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock.  Dilution per share equals the difference between the amount per share paid by purchasers of shares of common stock in the rights offering and the net tangible book value per share of our common stock immediately after the rights offering.

S-1

Based on the aggregate offering of a maximum of 7,500,000 shares and after deducting estimated offering expenses payable by us of $1,065,408, and the application of the estimated $13,934,592 of net proceeds from the rights offering, our pro forma net tangible book value as of March 31, 2009 would have been approximately $23,859,355 or $1.05 per share.  This represents an immediate increase in pro forma net tangible book value to existing shareholders of $0.40 per share and an immediate dilution to purchasers in the rights offering of $0.95 per share.

The following table illustrates this per-share dilution (assuming a fully subscribed for rights offering of 7,500,000 shares at the subscription price of $2.00 per share but excluding any issuance of shares of common stock to holders of warrants):

Subscription price	$2.00
Net tangible book value per share prior to the rights offering	$0.65
Increase per share attributable to the rights offering	$0.40
Pro forma net tangible book value per share after the rights offering	$1.05
Dilution in net tangible book value per share to purchasers	$0.95

S-2